UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)
Erickson Air-Crane Incorporated
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
29482P100
(CUSIP Number)
Louis Crasto c/o Centre Lane Partners 60 East 42nd Street Suite 1400 New York, NY 10165

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to: Andrew J. Terry, Esq. Ropes & Gray LLP 111 South Wacker Drive Chicago, IL 60606-4309 (312) 845-1200
May 23, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29482P100

SCHEDULE 13D

1.	NAME OF REPORTING PERSON. ZM EAC LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 26-0878964
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	4,900,125
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	4,900,125
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,900,125
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		51.0%*
14.	TYPE OF REPORTING PERSON OO

* Based on 9,602,970 shares of Common Stock outstanding as of May 10, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2012, filed on May 10, 2012.

CUSIP No. 29482P100

1.	NAME OF REPORTING PERSON ZM Private Equity Fund I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8811568
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	666,991
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	666,991
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 666,991
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		7.0%*
14.	TYPE OF REPORTING PERSON PN

* Based on 9,602,970 shares of Common Stock outstanding as of May 10, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2012, filed on May 10, 2012.

CUSIP No. 29482P100

1.	NAME OF REPORTING PERSON ZM Private Equity Fund II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 80-0208977
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	285,854
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	285,854
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,854
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		3.0%*
14.	TYPE OF REPORTING PERSON PN

* Based on 9,602,970 shares of Common Stock outstanding as of May 10, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2012, filed on May 10, 2012.

CUSIP No. 29482P100

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2012.  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4.	Purpose of Transaction

On May 23, 2012, the Reporting Parties effected an inter-fund affiliate transfer of shares of the Common Stock of Erickson Air-Crane Incorporated (the “Issuer”).  ZM PE Fund I and ZM PE Fund II transferred the shares purchase in the Issuer’s initial public offering, in the amount of 735,000 shares and 315,000 shares, respectively, to ZM EAC LLC and received payment for such shares at a price per share equal to the IPO price.  The following table reflects the Common Stock owned by the Reporting Persons and their respective ownership percentages of the total outstanding number of shares of the Issuer’s Common Stock after giving effect to this transfer, in each case both before and after the IPO:

	Before IPO		After IPO
ZM EAC LLC	3,850,125	80.1%	4,900,125	51.0%
ZM Private Equity Fund I, L.P.	666,991	13.9%	666,991	7.0%
ZM Private Equity Fund II, L.P.	285,854	6.0%	285,854	3.0%

The Reporting Persons acquired the shares of Common Stock reflected in the above table, and currently hold such Common Stock, for investment purposes.  The Reporting Persons intend to be actively involved in the Issuer’s business, operations and planning going forward, and will exercise fully their rights as shareholders. Currently, Quinn Morgan and Kenneth Lau, who are officers of or otherwise associated with certain of the Reporting Persons, are members of the Board of Directors of the Issuer.

The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them, including though trades in the open market, through privately negotiated transactions with third parties or otherwise.  These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization. In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer.

Item 5.	Interest in Securities of Issuer

(a) –(c)                 See Item 4.

CUSIP No. 29482P100

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  May 24, 2012

ZM EAC LLC
By:	/s/ Quinn Morgan
Name: Quinn Morgan Title: Managing Member
ZM PRIVATE EQUITY FUND I, L.P.
By:	ZM Private Equity Fund I GP, LLC, its General Partner By: Q&U Investments, LLC, its Managing Member
By:	/s/ Quinn Morgan
Name: Quinn Morgan Title: Managing Member
ZM PRIVATE EQUITY FUND II, L.P.
By:	ZM Private Equity Fund II GP, LLC, its General Partner By: Q&U Investments, LLC, its Managing Member
By:	/s/ Quinn Morgan
Name: Quinn Morgan Title: Managing Member